 Exhibit 99.1

Westport Reports Third Quarter Fiscal 2014 Financial Results

~ Westport Reiterates Revenue Guidance for 2014; Net Income Improved 16%; Takes Immediate Action Reducing Staff and Prioritizing Investments; Executives Accept Reduced Salaries ~

VANCOUVER, Oct. 30, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today reported financial results for the third quarter ended September 30, 2014 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Financial Highlights Include:

Revenue & Net Results

•	Westport revenue, excluding joint ventures' revenues, for the quarter ended September 30, 2014 was $25.3 million compared with $46.5 million for the same period last year, a decrease of 46%. For the quarter ended September 30, 2014, service and other revenue was $2.5 million compared with $9.9 million in the same period last year. Excluding service revenue and revenue from the first generation Westport high pressure direct injection (Westport™ HPDI) system, Westport revenue for the quarter ended September 30, 2014 and 2013 was $22.4 million and $29.3 million, respectively, a decrease of 24%. The reduction is primarily due to:
•	Timing of service revenue;
•	Competition from gasoline- and diesel-fueled vehicles due to the decrease in petroleum-based fuel pricing;
•	Geopolitical instability in key growth markets and;
•	Discontinuation of the first generation Westport™ HPDI system sales in prior year period.
•	Westport revenue, excluding joint ventures' revenues, for the nine months ended September 30, 2014 was $103.2 million compared with $111.4 million for the same period last year, a decrease of 7% (see Presentation Change note below).
•	Joint venture segment revenue for the quarter ended September 30, 2014 was $179.3 million for Weichai Westport Inc. (WWI), compared with $114.6 million the same period last year, an increase of 56%; and $70.6 million for Cummins Westport Inc. (CWI), compared with $77.5 million in the same period last year, a decrease of 9%.
•	Joint venture segment revenue for the nine months ended September 30, 2014 was $425.7 million for WWI, compared with $373.0 million the same period last year, an increase of 14%; and $230.2 million for CWI, compared with $200.2 million in the same period last year, an increase of 15%.
•	Westport consolidated net loss and net loss per share for the quarter ended September 30, 2014 was $25.5 million and $0.40, respectively, compared with $30.2 million and $0.53 in 2013, an improvement of 16%.
•	Westport consolidated net loss and net loss per share for the nine months ended September 30, 2014 was $84.7 million and $1.34, respectively, compared with $96.0 million and $1.72 in 2013, an improvement of 12%.

Taking Immediate Action and Prioritizing Investments

•	As part of Westport's efforts to match investments and expenses with the pace of market adoption, Westport has taken immediate actions to right-size the business structure and reduce expenses through activities including staff reductions and deferral of non-core development programs. The result is cost savings of more than $13.0 million in 2015. Executives, seeing the long term value in Westport, accepted salary reductions in exchange for a grant of restricted share units, having a three year vesting period. The combination of managing expenses and an expected increase in contributions from Westport's operating business units, Westport's share of net income from the joint ventures, and service revenue earned from Westport's development partners are all driving factors in Westport's ability to achieve its goal to report consolidated positive Adjusted EBITDA by the end of 2015.

Presentation Change

•	For the three months ended September 30, 2014, the Company corrected the accounting for a portion of the On-Road parts revenue. As a result, the Company made an immaterial adjustment to reduce total revenue for the six month period ended June 30, 2014 by $4.1 million, from $82.0 million to $77.9 million. The Company also reduced the cost of revenue for the six month period ended June 30, 2014 by $4.1 million, from $56.1 million to $52.0 million. In addition, the Company combined the insignificant parts revenue with product revenue into a single line item in the condensed consolidated statement of operations and comprehensive loss for all periods presented. Westport expects that these adjustments will have no impact to the revenue guidance, condensed consolidated balance sheets, statement of cash flows, net loss or basic and diluted loss per share for the nine months ended September 30, 2014.

Operational Expenses

•	Research and development expenses were $17.6 million for the quarter ended September 30, 2014, a decrease of $5.9 million from $23.5 million in the same period last year. This is primarily driven by prioritizing investment programs and completing planned projects.
•	Selling, general and administrative expenses for the quarter and nine months ended September 30, 2014 were $15.6 million and $50.0 million, respectively, a decrease of 20% and 16%, respectively, compared with the same period last year. This is primarily due to exiting the first generation Westport™ HPDI system, consolidation of facilities, and a focus on efficiency improvements.
•	For the quarter ended September 30, 2014, cash used in operations was $31.4 million, compared with $28.9 million for the second quarter ended June 30, 2014. The increase in cash used in operations during the quarter was primarily due to timing differences in the collection of accounts receivable and payment of accounts payable. The Company's cash burn rate excluding changes in working capital is $25.3 million compared with $24.5 million in the prior year period.

Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)

•	For the quarter ended September 30, 2014, Westport reported an Adjusted EBITDA loss from operations of $5.4 million compared with an Adjusted EBITDA loss from operations of $8.5 million for the quarter ended September 30, 2013, an improvement of $3.1 million or 37%. The transition from $1.0 million in positive adjusted EBITDA in the second quarter ended June 30, 2014 to negative adjusted EBITDA from operations in the third quarter ended September 30, 2014 is due primarily to lower gross margin contribution from sales as identified in the table below, Third Quarter 2014 Financial Highlights.
•	For the quarter ended September 30, 2014, Westport reported a consolidated Adjusted EBITDA loss of $22.0 million for the Company, compared with a loss of $19.4 million in the prior year period primarily due to lower contribution from operations, lower service revenue, and lower income from unconsolidated joint ventures, partially offset by reduction in operating expenses.

Business Highlights

•	Westport unveiled its newest proprietary technology, the first generation of an enhanced spark-ignited (ESI) natural gas system. Westport's new approach to natural gas combustion technology is designed to provide vehicle and engine original equipment manufacturers (OEMs) with a "downsized" natural gas solution that is cost competitive while providing similar levels of power, torque, and fuel economy to a larger diesel engine.
•	Westport announced an update to its Westport™ HPDI second generation or "HPDI 2.0" development program. The HPDI 2.0 fuel system is expected to further increase OEM interest in natural gas products with industry-leading performance, fuel economy and flexibility.
•	The Weichai Westport HPDI 12-litre engine has recently received China V emissions certification from the National Passenger Car Quality Supervision & Inspection Center (Tianjin Automotive Test Center). This is two generations ahead of the current emission regulations.
•	During the quarter, Westport has had successful Westport iCE PACK™ liquefied natural gas (LNG) Tank System demonstration programs with several fleets in the U.S. such as American Proteins, Inc. resulting in sales. Furthermore, an existing customer, REV Hoopes Trucking, LLC, has purchased additional iCE PACKs for their natural gas fleet, which are expected to be delivered and operational by the end of the year. Westport also expects repeat orders from other existing customers.
•	Westport offers fleets interested in the Westport WiNG™ Power System Ford Transit Van a free demonstration program for up to three weeks, designed to give the experience and benefits of operating on compressed natural gas (CNG). The Transit Van is offered with a gaseous prep 3.7L V6 engine at 10,000 GVW and below.
•	During the quarter, Westport delivered 40 shuttle buses powered by the Westport WiNG™ Power System to the Dallas Fort Worth International Airport. The airport operates a total fleet of about 1,000 vehicles and approximately 450 of those are alternative fuel vehicles, half of which are powered by the Westport WiNG™ Power System, including pickup trucks and shuttle buses.
•	Earlier this month, GAZ Group unveiled its new generation of CNG Euro-5 vehicles: GAZelle Next and GAZon Next. The GAZon Next CNG truck has a new CNG engine YaMZ-534 that has been co-developed with Westport and manufactured at GAZ's Yaroslavl engine plant. This CNG engine is characterized by high power, fuel economy, and durability. The vehicle meets the requirements of Euro-5 emission standards and has a range of 370 km. The start of serial production of GAZelle Next CNG and GAZon Next CNG is planned for the second half of 2015.
•	Westport began delivering the Westport WP580 Engine Management System (EMS), a unique engine control unit developed for spark-ignited natural gas engines, to a company in the U.S. that specializes in aftermarket natural gas repowered engines. The WP580 EMS is to be integrated into medium-duty trucks in North America, targeting fleet customers. The first five vehicles have been converted and are now running in Texas. In addition, the integration of the WP580 EMS into Tata Motor's 3.8L and 5.7L engines is performing as planned.
•	India is one of Westport's strategic markets for CNG vehicles. Minda Emer Technology Limited (Minda Emer), a 50:50 joint venture between Westport's subsidiary, Emer S.p.A., and Minda Industries is a leading manufacturer of CNG components and kits in India. With local manufacturing facilities and a large service network, it is able to offer products at competitive prices and provide support across the country. It supplies to major Indian OEMs such as Maruti Suzuki and Tata Motors. Minda Emer's revenue year-to-date grew 39% to $3.7 million compared with $2.7 million in the same period last year.

"We have taken immediate action to prioritize the Company's cash used in operations in 2015 and to match investments and expenses with the pace of market adoption," said David Demers, CEO of Westport. "It's no secret that markets are not evolving as rapidly as some predicted. However, there are markets and products around the world that continue to grow above expectation.  We have the opportunity to be more selective and prioritize investments to advance required product development.  In order for Westport to become a high-growth, innovative, and profitable company, we are using our influence to lead OEM technology choices and successfully manage these relationships. Westport has the intellectual property, the natural gas technology expertise, and industry-leading ideas. We will emerge from this period with a global portfolio of products as this energy transition continues."

Financial Outlook for 2014 and Path to Profitability

Westport reiterates its latest revenue guidance to be between $130 million and $140 million for the year ended December 31, 2014.

As Westport shifts from market creation work to a full commercial operation and profitability, Westport has announced interim financial milestones. Westport's next milestone is to have the Company report consolidated positive Adjusted EBITDA by the end of 2015, driven by matching investments and expenses with the pace of market adoption, contributions from Westport's operating business units, Westport's share of net income from the joint ventures, and service revenue earned from Westport's development partners.

Third Quarter 2014 Financial Highlights

	Three Months Ended September 30,		% Change Better/(Worse)	Nine Months Ended September 30,		% Change Better/(Worse)
($ in millions, except per share amounts)	2014	2013		2014	2013
Consolidated revenues	$ 25.3	$ 46.5	(46%)	$ 103.2	$ 111.4	(7%)
Consolidated gross margin	8.0	16.0	(50%)	33.8	32.4	4%
Consolidated gross margin percentage	31.6%	34.4%	-	32.8%	29.1%	-
Operating expenses (Research and development and selling, general and administrative)	33.2	42.9	23%	107.3	127.2	16%
Income from unconsolidated joint ventures	2.1	3.7	(43%)	2.8	10.0	(72%)
Consolidated adjusted EBITDA (The reconciliation of adjusted EBITDA is described below)	(22.0)	(19.4)	(13%)	(60.7)	(73.6)	18%
Cash and short-term investments balance	130.2	89.3	46%	130.2	89.3	46%
Net loss	(25.5)	(30.2)	16%	(84.7)	(96.0)	12%
Net loss per share	(0.40)	(0.53)	25%	(1.34)	(1.72)	22%

Operating Business Units Highlights

Operating Business Units Adjusted EBITDA*

	Three Months Ended
($ in millions)	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Applied Technologies	$ (2.0)	$ 2.2	$ 0.1	$ 1.6
On-Road Systems	(2.6)	(0.6)	(1.2)	(6.9)
Off-Road Systems	(0.8)	(0.6)	(0.5)	(3.1)
Total Operating Business Units Adjusted EBITDA	(5.4)	1.0	(1.6)	(8.4)

Consolidated Adjusted EBITDA	(22.0)	(17.0)	(22.1)	(23.2)

*Adjusted EBITDA reconciliation is described below.

Applied Technologies

•	Applied Technologies revenue for the quarter ended September 30, 2014 was $18.2 million compared with $20.4 million in the prior year period primarily due to weakness in certain markets, particularly South America, partially offset by increased sales in Asia.
•	Applied Technologies gross margin and gross margin percentage for the quarter ended September 30, 2014 decreased to $5.0 million and 27.5%, respectively, compared with $6.5 million and 31.9%, respectively, in the prior year period primarily due to the mix of products.
•	Applied Technologies operating expenses for the quarter ended September 30, 2014 increased to $7.9 million or 61% from $4.9 million in the prior year period primarily due to allowance for doubtful accounts, customer support campaign expense, and severance costs.

On-Road Systems

•	On-Road Systems revenue for the quarter ended September 30, 2014 decreased by 61% to $6.6 million compared with $17.0 million in the same period last year due primarily to the discontinuation of the first generation Westport™ HPDI system and lower sales from Westport WiNG™ Power System business as a result of lower gasoline prices. This was offset by an increase in Volvo Car sales primarily due to the launch of the Volvo V60 bi-fuel car in Sweden.
•	On-Road Systems gross margin and gross margin percentage for the quarter ended September 30, 2014 increased to $2.7 million and 40.9%, respectively, from $1.1 million and 6.5%, respectively. The increase is primarily due to service revenue, product mix, and exiting production of the first generation Westport™ HPDI system.
•	On-Road Systems operating expenses for the quarter ended September 30, 2014 decreased by $5.5 million or 51% to $5.3 million from $10.8 million in prior year period due primarily to prioritized research and development expenses and reduced expenses related to changes in operating structure, consolidation of facilities, and exiting production of the first generation of Westport™ HPDI system.

Off-Road Systems

•	Off-Road Systems revenue for the quarter ended September 30, 2014 decreased by $0.5 million to $0.3 million primarily due to lower sales of the Westport 2.4L engine.
•	The fourth and final LNG tender was shipped to Canadian National Railways in early October.
•	Off-Road Systems operating expenses decreased by $1.9 million to $1.0 million for the quarter ended September 30, 2014 primarily due to cost reduction efforts.

Cummins Westport Inc. Highlights

	Three Months Ended September 30,		% Change Better/(Worse)	Nine Months Ended September 30,		% Change Better/(Worse)
($ in millions)	2014	2013		2014	2013
Units	2,171	2,409	(10%)	7,130	6,438	11%
Revenue	$ 70.6	$ 77.5	(9%)	$ 230.2	$ 200.2	15%
Gross margin	15.4	17.7	(13%)	33.4	50.5	(34%)
Gross margin percentage	21.8%	22.8%	-	14.5%	25.2%	-
Gross margin percentage excluding warranty adjustments	23.4%	31.4%	-	26.0%	33.0%	-
Operating expenses	12.9	9.8	(32%)	32.6	30.6	(7%)
Segment operating income	2.5	7.9	(68%)	0.8	19.9	(96%)
Net income to Westport	0.9	2.5	(64%)	0.5	6.6	(92%)

•	CWI engine shipments for the quarter ended September 30, 2014 were 2,171 units compared with 2,409 units in the prior year period. The decline in volume was primarily due to the timing of shipments for the refuse application and lower ISL G volumes in North American trucking applications in the third quarter of 2014. CWI engine shipments for the nine months ended September 30, 2014 increased by 11% to 7,130 units compared with 6,438 units in the prior year period.
•	Year-to-date, overall shipments in North America increased by 15% and this is particularly driven by higher sales in truck applications, which are up 35% as a result of the launch of the ISX12 G.
•	In the last five years, CWI has had strong growth in the transit and refuse applications, 13% and 30% CAGR, respectively.
•	During the quarter, Progressive Waste Solutions announced that it has added about 250 natural gas-powered trucks to its waste and recycling collection fleet since May 2013. Progressive Waste Solutions now has close to 400 natural gas powered-vehicles on the road in North America, featuring both the Cummins Westport ISL G and ISX12 G engines. This represents approximately 10% of its collection fleet. It expects to have more than 550 natural gas powered vehicles by the end of 2015. By 2019, Progressive Waste Solutions expects 18-20% of its fleet to be powered by natural gas.
•	Gross margins in the third quarter of 2014 and 2013 were impacted by adjustments to warranty of $1.1 million and $6.6 million, respectively, and the gross margin percentage excluding these adjustments would have been 23.4% and 31.4% in 2014 and 2013, respectively. The CWI team has made significant progress in identifying and resolving these warranty issues, resulting in lower adjustments in the quarter. The warranty adjustments recorded in the first quarter and second quarter of 2014 were $15.0 million and $10.2 million, respectively. The majority of warranty adjustments are associated with the Cummins Westport 8.9L ISL G.
•	The decrease in CWI gross margin and gross margin percentage during the quarter was primarily due to product mix.
•	Operating expenses for the quarter ended September 30, 2014 increased by $3.1 million compared to the same period last year primarily due to higher sales and marketing expenses to support Cummins Westport ISL G engines that are in service.
•	CWI's net income attributable to Westport for the quarter ended September 30, 2014 was $0.9 million, compared with $2.5 million income in the prior year period and $0.4 million for the second quarter ended June 30, 2014. The sequential improvement from the second quarter to the third quarter is a result of improved product performance and reduced warranty claims related to the 8.9L ISL G. Excluding the warranty impact, CWI's net income attributable to Westport for the quarter ended September 30, 2014 would have been $1.4 million.

Weichai Westport Inc. Highlights

	Three Months Ended September 30,		% Change Better/(Worse)	Nine Months Ended September 30,		% Change Better/(Worse)
($ in millions)	2014	2013		2014	2013
Units	14,587	9,080	61%	34,785	30,019	16%
Revenue	$ 179.3	$ 114.6	56%	$ 425.7	$ 373.0	14%
Gross margin	8.9	8.8	1%	24.0	27.8	(14%)
Gross margin percentage	5.0%	7.7%	-	5.6%	7.5%	-
Operating expenses	4.8	4.6	(4%)	15.9	15.6	(2%)
Segment operating income	4.1	4.2	(2%)	8.1	12.2	(34%)
Westport's 35% interest	1.2	1.3	(8%)	2.4	3.6	(33%)

•	WWI engine shipments for the quarter ended September 30, 2014 increased by 61% to 14,587 units compared with 9,080 units in the prior year period primarily due to aggressive efforts to build market share in China. According to the China Automotive Industry Technology & Research Center Automotive Industry Development Institute, WWI had approximately 74% market share in the 10-13L natural gas engine market at the end of September 2014.
•	Gross margin percentage decreased to 5.0% for the quarter ended September 30, 2014 compared with 7.7% in the prior year period due primarily to increased market creation activities and related incentives.
•	Operational expenses increased by 4% for the three months ended September 30, 2014 due primarily to increased sales and marketing expenses to promote products.

Non-GAAP Financial Measure; Adjusted EBITDA Results

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Adjusted EBITDA reflects the operational performance of a business on a cash basis before working capital adjustments. Westport defines Adjusted EBITDA as net income (loss) attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income (loss) from the joint ventures (JVs). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles (U.S. GAAP) and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Net loss	$ (25.5)	$ (30.2)	$ (84.7)	$ (96.0)
Provision for income taxes	(0.7)	0.3	(0.4)	0.9
Depreciation and amortization	4.7	4.3	13.6	11.7
Interest expense, net	0.7	1.2	3.2	3.7
Non-cash and other unusual adjustments	-	-	1.0	0.1
Amortization of stock-based compensation	1.0	3.7	9.1	11.1
Unrealized foreign exchange (gain) loss	(2.2)	1.3	(2.5)	(5.1)

Adjusted EBITDA	$ (22.0)	$ (19.4)	$ (60.7)	$ (73.6)

For the three months ended September 30, 2014
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units	$ (6.4)	$ -	$ 1.0	$ (5.4)
Corporate and Technology Investments	(18.7)	2.1	-	(16.6)

For the three months ended June 30, 2014
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$ (0.3)	$ -	$ 1.3	$ 1.0
Corporate and Technology Investments	(21.0)	1.1	2.0	(17.9)

For the three months ended March 31, 2014
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$ (2.7)	$ -	$ 1.1	$ (1.6)
Corporate and Technology Investments	(24.3)	(0.4)	4.2	(20.5)

For the three months ended December 31, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units*	$ (9.5)	$ -	$ 1.1	$ (8.4)
Corporate and Technology Investments	(20.4)	3.5	2.1	(14.8)
*Excluding non-cash and other unusual adjustments related to the first generation of WestportTM HPDI systems.

Outlook

This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for other purposes.

Financial Statements & Management's Discussion and Analysis

To view Westport's full financials for the quarter ended September 30, 2014, please visit www.westport.com/company/investors/financial.

Supplementary Financial Information

To view unaudited historical financial information, please point your browser to the following link: www.westport.com/company/investors/financial. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the quarter ended September 30, 2014 and Westport's full financials for the year ended December 31, 2013.  The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented  in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

Live Conference Call & Webcast

Westport has scheduled a conference call for today, Thursday, October 30, 2014 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until November 6, 2014. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Innovations Inc.

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be positive Adjusted EBITDA, revenue expectations, growth in core markets, timing for launch, delivery  and completion of milestones related to the products and orders referenced herein (including the start of serial production of GAZ Group's new generation of CNG Euro-5 vehicles), the demand for our products, the future success of our business and technology strategies, investment in and portfolio of new product and technology developments and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Capital Markets & Communications
Westport
T: 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 30-OCT-14